

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

October 1, 2008

<u>By facsimile to (805) 967-7862 and U.S. Mail</u>

Mr. Angel R. Martinez
President and Chief Executive Officer
Deckers Outdoor Corporation
495-A South Fairview Avenue
Goleta, CA 93117

Re: Deckers Outdoor Corporation
        Annual Report on Form 10-K for the fiscal year ended December 31, 2007
        September 25, 2008 response letter to September 18, 2008 comment letter
        File No. 0-22446

Dear Mr. Martinez:

        We have completed our review of the Form 10-K and have no further comments at this time.

                            Very truly yours,

                            Pamela A. Long
                            Assistant Director